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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                            ---------------------------

                                  SCHEDULE 14D-1
                    TENDER OFFER STATEMENT PURSUANT TO SECTION
                  14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              AMWAY ASIA PACIFIC LTD.
                                 (Name of Issuer)

                                  NEW AAP LIMITED
                                     (Bidder)

                      COMMON STOCK, $0.01 PAR VALUE PER SHARE
                          (Title of class of securities)

                                    G0352M 10 8
                       (CUSIP Number of Class of Securities)

                              CRAIG N. MEURLIN, ESQ.
                     SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                 AMWAY CORPORATION
                              7575 FULTON STREET EAST
                                ADA, MICHIGAN 49355
                                  (616) 787-6000
            (Name, Address and Telephone Number of Person Authorized to
              Receive Notice and Communications on Behalf of Bidder)

                                     COPY TO:
                              THOMAS C. DANIELS, ESQ.
                            JONES, DAY, REAVIS & POGUE
                                    NORTH POINT
                                901 LAKESIDE AVENUE
                               CLEVELAND, OHIO 44114
                                  (216) 586-3939
                            ---------------------------

                             CALCULATION OF FILING FEE

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            TRANSACTION VALUATION                          AMOUNT OF FILING FEE*
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
               $152,971,740.00                                   $30,595.00
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

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                FILING PARTY:

FORM OR REGISTRATION NO.:              DATE FILED:

                         (Continued on following pages)
                               Page 1 of 7 Pages

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

                                 SCHEDULE 14D-1

CUSIP No. G0352M 10 8                            Page 1 of 7

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1       NAME OF REPORTING PERSONS
        NEW AAP LIMITED
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)     [ ]
                                                                     (b)     [ ]
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3       SEC USE ONLY
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4       SOURCES OF FUNDS
        BK
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
        PURSUANT TO ITEMS 2(e) or 2(f)
        N/A
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Bermuda
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7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
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8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES        [ ]
        CERTAIN SHARES
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9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        0
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10      TYPE OF REPORTING PERSON
        CO
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

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Amway Asia Pacific Ltd., and the address of its principal executive office is 38/F The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong.

     (b) This Tender Offer Statement on Schedule 14D-1 relates to a tender offer by New AAP Limited, a Bermuda corporation (the "Purchaser"), to purchase all the outstanding shares of the Common Stock of Amway Asia Pacific Ltd., a Bermuda corporation (the "Company"), par value $.01 per share (the "Common Stock" or "Shares"), that are beneficially owned by the shareholders of the Company. The Offer is being made pursuant to the Tender Offer and Amalgamation Agreement (the "Amalgamation Agreement"), dated November 15, 1999, among the Company, Purchaser and Apple Hold Co., L.P., a limited partnership organized under the laws of Bermuda ("Hold Co."). Hold Co. is the parent of Purchaser and an entity controlled and beneficially owned, directly and indirectly, by the principal shareholders of the Company, along with certain corporations, trusts, foundations and other entities established by or for the benefit of the principal shareholders and their respective families. The Amalgamation Agreement provides for, among other things, Purchaser to first conduct the Offer and then for the Company and Purchaser to amalgamate, with the Company as the surviving company. The purchase price for each share of Common Stock will be $18.00 in cash (the "Purchase Price"). There will be deducted from the Purchase Price paid to each holder any U.S. backup or other applicable withholding taxes which may be required to be withheld. The Offer is for all Shares of the Company or any lesser number of Shares tendered and not withdrawn. The Offer is for all Shares of the Company or any lesser number of Shares tendered and not withdrawn. The Offer will expire, unless extended, at 12:00 midnight, New York City time, on December 17, 1999. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 1999 (the "Offer to Purchase"), and in a related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto. As of September 30, 1999, there were approximately 56,441,960 shares of Common Stock held by approximately 2,166 record holders issued and outstanding. The information set forth in "Introduction" in the Offer to Purchase is incorporated herein.

     (c) The information set forth in "The Offer - Market Information; Dividends and Dividend Policy" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (d), (g) This Statement is filed by Purchaser. The information set forth in "The Offer - Certain Information Regarding Purchaser" in the Offer to Purchase and in Schedule I - "PURCHASER EXECUTIVE OFFICERS AND DIRECTORS; AAP EXECUTIVE OFFICERS AND DIRECTORS" thereto is incorporated herein by reference.

     (e) - (f) During the last five years, none of Purchaser's executive officers or directors were (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) - (b) The information set forth in "Introduction," "Special Factors - The Offer, Amalgamation and Related Transactions; Amalgamation Agreement" and "The Offer - Background of the Offer; Contacts with AAP" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (b) The information set forth in "The Offer - Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a), (d), (f) The information set forth in "Introduction," "Special Factors
- The Offer, Amalgamation and Related Transactions; Amalgamation Agreement," "Special Factors - Purpose of the Offer and Amalgamation; Other Transactions," "Special Factors - Certain Effects of the Amalgamation" and "The Offer - Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

     (b) - (c), (e), (g) Not applicable.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) - (b) The information set forth in "Introduction," "Special Factors - The Offer; Amalgamation and Related Transactions; Amalgamation Agreement," "Special Factors - Interests of Certain Persons," "The Offer - Interests of Certain Persons" and "The Offer - Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in "Introduction," "Special Factors - The Offer, Amalgamation and Related Transactions; Amalgamation Agreement," "The Offer - Background of the Offer; Contacts with AAP" and in "The Offer - Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction," "The Offer - Fees and Expenses" and in "The Offer - Miscellaneous" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in "Introduction" and "Special
Factors -- Interests of Certain Persons" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "The Offer - Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

     (d) The information set forth in "The Offer - Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)   (1)    Form of Offer to Purchase, dated November 18, 1999.
      (2)    Form of Letter of Transmittal.
      (3)    Form of Notice of Guaranteed Delivery.
      (4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
      (5)    Form of Letter to Clients for Use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees.
      (6)    Form of Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.
      (7)    Form of Letter to the Company's Holders of Common Stock.
      (8)    Form of Press Release "Amway Asia Pacific's Principal
             Shareholders to Commence Tender Offer for Outstanding Public
             Shares" issued by the Company and the Principal Shareholders on November 15, 1999.
      (9)    Form of Communications to Amway Distributors, dated November
             15, 1999.
     (10)    Form of Tender Offer Announcement to Amway Management and
             Employees, dated November 15, 1999.
     (11)    Form of Press Release "Amway Asia Pacific's Principal
             Shareholders Commence Tender Offer For Outstanding Public
             Shares" issued by the Company and the Public Shareholders on
             November 18, 1999.
     (12)    Form of Summary Advertisement published on November 18,
             1999.
     (13)    Form of Trustee Direction Form from the 401(k) Trustee.
     (14)    Form of Letter to Participants of the 401(k) Plan.
(b)   (1)    Form of Senior Bank Financing Commitment Letter, among
             Purchaser, Hold Co., ALAP Hold Co., Ltd., N.A.J. Co., Ltd.,
             Amway Corporation and Morgan Guaranty Trust Company of New
             York, Tokyo Branch, dated November 15, 1999.
      (2)    Form of Term Sheet Regarding the Credit Facility.
(c)   (1)    Tender Offer and Amalgamation Agreement, dated November 15,
             1999 among the Company, Purchaser and Hold Co.
      (2)    Shareholder and Voting Agreement, by and among Hold Co.,
             Purchaser and Certain Shareholders of the Company, dated as of November 15, 1999.
(d)          Not applicable.
(e)          Not Applicable.
(f)          Not Applicable.
(g)          Consent of KPMG LLP.
(h)          Power of Attorney for Purchaser.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 1999                 NEW AAP LIMITED

                                         By: /s/ CRAIG N. MEURLIN
                                            ------------------------------------
                                              Name:  Craig N. Meurlin
                                              Title: Vice President, Assistant
                                          Secretary

                                 EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
(a)   (1)      Form of Offer to Purchase, dated November 18, 1999.
      (2)      Form of Letter of Transmittal.
      (3)      Form of Notice of Guaranteed Delivery.
      (4)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.
      (5)      Form of Letter to Clients for Use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees.
      (6)      Form of Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9.
      (7)      Form of Letter to the Company's Holders of Common Stock.
      (8)      Form of Press Release "Amway Asia Pacific's Principal
               Shareholders to Commence Tender Offer for Outstanding Public
               Shares" issued by the Company and the Principal Shareholders on November 15, 1999.
      (9)      Form of Communications to Amway Distributors, dated November
               15, 1999.
     (10)      Form of Tender Offer Announcement to Amway Management and
               Employees, dated November 15, 1999.
     (11)      Form of Press Release "Amway Asia Pacific's Principal
               Shareholders Commence Tender Offer For Outstanding Public
               Shares" issued by the Company and the Public Shareholders on
               November 18, 1999.
     (12)      Form of Summary Advertisement published on November 18,
               1999.
     (13)      Form of Trustee Direction Form from the 401(k) Trustee.
     (14)      Form of Letter to Participants of the 401(k) Plan.
(b)   (1)      Form of Senior Bank Financing Commitment Letter, among
               Purchaser, Hold Co., ALAP Hold Co., Ltd., N.A.J. Co., Ltd.,
               Amway Corporation and Morgan Guaranty Trust Company of New
               York, Tokyo Branch, dated November 15, 1999.
      (2)      Form of Term Sheet Regarding the Credit Facility.
(c)    (1)     Tender Offer and Amalgamation Agreement, dated November 15,
               1999 among the Company, Purchaser and Hold Co.
      (2)      Shareholder and Voting Agreement, by and among Hold Co.,
               Purchaser and Certain Shareholders of the Company, dated as of November 15, 1999.
(d)            Not applicable.
(e)            Not Applicable.
(f)            Not Applicable.
(g)            Consent of KPMG LLP.
(h)            Power of Attorney for Purchaser.